- --------------------------------------------------------------------------------
As filed with the Securities and Exchange Commission on August 29, 1996.

                                                       Registration No. 333-7369
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       -----------------------------------
                               AMENDMENT NUMBER 1
                                   TO FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                       -----------------------------------

                            SYQUEST TECHNOLOGY, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                                          94-2793941
(State or other jurisdiction of                          (I.R.S. Employer
 incorporation or organization)                        Identification Number)


                               47071 BAYSIDE PARKWAY
                            FREMONT, CALIFORNIA 94538
                                 (510) 226-4000
       (Address,  including zip code, and telephone number, including area code, of Registrant's principal executive offices)
                         ------------------------------
                                 EDWIN L. HARPER
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            SYQUEST TECHNOLOGY, INC.
                              47071 BAYSIDE PARKWAY
                            FREMONT, CALIFORNIA 94538
                                 (510) 226-4000
            (Name, address, including zip code and telephone number,
                   including area code of agent for service)
                         ------------------------------
                                   COPIES TO:
                                 TWILA L. FOSTER
                         JACKSON TUFTS COLE & BLACK, LLP
                              650 CALIFORNIA STREET
                         SAN FRANCISCO, CALIFORNIA 94108

        Approximate date of commencement of proposed sale to the public:
   As soon as practicable after the Registration Statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans please check the following box.|_|
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.|X|
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering. |_|
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box . |_|


                         CALCULATION OF REGISTRATION FEE


- -------------------------- ------------------------ ---------------- ----------------- --------------------
                                                    Proposed Maximum  Proposed Maximum
   Title of Securities                               Offering Price       Aggregate         Amount of
     to be Registered       Amount to be Registered    Per Share(1)  Offering Price(1) Registration Fee(2)
- -------------------------- ------------------------ ---------------- ----------------- --------------------
Common Stock $.001 par
value . . . . . . . . . .         2,691,891(3)        $7.3099899       $19,677,696.125       $6,785.42
- -------------------------- ------------------------ ---------------- ----------------- --------------------

(1) The proposed maximum offering price is calculated in accordance with (i) Rule 457(a) for 2,291,891 shares included herein and is based upon the average of the high and low prices of the Common Stock, as reported by the Nasdaq National Market on June 26, 1996 and Rule 457(i) for the additional 400,000 shares included herein based upon the conversion price for the convertible debenture pursuant to which those shares may be issued at a price of $6.9375 per share. The proposed maximum offering price per share is based upon the proposed maximum aggregate offering price divided by the amount to be registered.
(2)  Of this amount, $5,828.52 was paid on July 2, 1996.
(3) Constitutes (i) 2,291,891 shares issuable upon conversion of the Registrant's 7% Cumulative Convertible Preferred Stock, Series 1, and (ii) 400,000 shares issuable upon conversion of $2,775,000 of Registrant's 6% Convertible Subordinated Debenture, as such numbers may be adjusted in accordance with Rule 416.


         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS
                            SYQUEST TECHNOLOGY, INC.
                                2,691,891 Shares
                                  Common Stock
                           (par value $.001 per share)
                                ----------------

        This Prospectus relates to 2,691,891 shares of Common Stock, par value $.001 (the "Common Stock"), of SyQuest Technology, Inc. ("SyQuest" or the
"Company") which are being offered and sold by certain stockholders of the Company (the "Selling Stockholders"), consisting of (i) up to 2,291,891 shares (as such number may be adjusted in the event of stock splits or stock dividends) issuable upon conversion of the 20,000 shares of the Company's 7% Cumulative Convertible Preferred Stock, Series 1, par value $.001 (the "Preferred Stock"), which are presently outstanding and (ii) up to 400,000 shares (as such number may be adjusted in the event of stock splits or stock dividends) issuable upon conversion of up to $2,775,000 of the Company's 6% Convertible Subordinated Debenture (the "Debenture") which is presently outstanding. The Preferred Stock has a conversion price which is the lesser of (i) seventy-seven percent (77%) of the average market price for the Common Stock for the five trading days prior to conversion or (ii) $11.00, subject to adjustment. (See "Changes - Preferred Stock" for a further description of the conversion price for the Preferred Stock.) The Debenture has a conversion price of $6.9375 per share of Common Stock. The Selling Stockholders, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market or in privately negotiated transactions. The Selling Stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. See "Selling Stockholders" and "Plan of Distribution." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Plan of Distribution."

        The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "SYQT." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on August 23, 1996 was $6 3/8 per share.



                             -----------------------

                THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE
                    A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                          AT PAGE 6 OF THIS PROSPECTUS.
                           ---------------------------

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                       REPRESENTATION TO THE CONTRARY IS A
                                CRIMINAL OFFENSE.

        No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are approximately $68,000. See "Plan of Distribution." The aggregate proceeds to the Selling Stockholders from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any.


        The Company has agreed to indemnify the Selling Stockholders and certain other persons against certain liabilities, including liabilities under the Act.


                 The date of this Prospectus is August __, 1996


        THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR OTHER JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH STATE OR JURISDICTION.

                              AVAILABLE INFORMATION

        The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

        No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such other information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time does not imply that information herein is correct as of any time subsequent to the date hereof.

                             ADDITIONAL INFORMATION

        A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this Prospectus:

        (i) The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, as amended by Form 10-K/A, including all material incorporated by reference therein.

        (ii)    The Company's Current Report on Form 8-K dated October 27, 1995.

        (iii)   The  Company's  Current  Report on Form 8-K dated  November  21,
                1995.

        (iv) The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995.

        (v)     The Company's Current Report on Form 8-K dated January 23, 1996.

        (vi) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

        (vii)   The Company's Current Report on Form 8-K dated June 14, 1996.


        (viii) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1996.

        (ix) The Company's Registration Statement on Form 8-A registering the Common Stock under Section 12(g) of the Exchange Act.


        All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to SyQuest Technology, Inc., 47071 Bayside Parkway, Fremont, California 94538, telephone (510) 226-4000, Attn: John
W. Luhtala, Senior Vice President, Finance and Chief Financial Officer.

                               -------------------


        "SyQuest" is a registered trademark of the Company, "EZ135," and "EZ Flyer" and "SyJet" are trademarks of the Company. This Prospectus also includes trademarks of companies other than SyQuest Technology, Inc.

                                   THE COMPANY


        The Company designs, develops, manufactures, and markets removable hard disk cartridges, the associated disk drives and free-standing storage systems. The Company's products combine the advantages of fixed hard disk drives with the benefits of removability, which include unlimited incremental expansion of data storage capacity, transfer and sharing of data and software among personal computers, and backup, archival storage and physical security of data. The Company's principal products have been 5.25 inch and 3.5 inch cartridges, drives and storage systems used with personal computers and work stations manufactured and sold by manufacturers of such products. These products are typically purchased by distributors, mail order firms, national retail chains, value added resellers, original equipment manufacturers ("OEMs") for integration into their equipment, government contractors and others for resale to the end users.

        The Company's principal executive offices are located at 47071 Bayside Parkway, Fremont, California 94538, telephone (510) 226-4000.

                                  RISK FACTORS


        THE SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE PURCHASING THE SHARES OF COMMON STOCK OFFERED HEREBY. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS STATEMENTS OF THE COMPANY'S PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HERE. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED BELOW, AS WELL AS THOSE DISCUSSED ELSEWHERE HEREIN OR IN THE DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

Need for Additional Financing; Future Capital Needs.



        The Company has incurred losses in its most recent fiscal year ended September 30, 1995 and its fiscal quarters ended December 31, 1995, March 31, 1996 and June 30, 1996. The Company announced in its Form 10-Q for the quarter ended June 30, 1996 that it did not expect to be profitable for the quarter ended September 30, 1996.

        The Company is presently in need of additional cash to meet its working capital needs. On June 14, 1996 the Company closed the sale of 20,000 shares of its Preferred Stock for $20 million in gross proceeds. On July 15, 1996 the Company issued the Debenture to one of its suppliers, of which a portion is convertible into Common Stock of the Company. The Company is presently negotiating other possible equity investments into the Company and the Company continues to work with its suppliers to negotiate satisfactory repayment arrangements but there can be no assurance that any of such negotiations will be successful.

        As of June 30, 1996, the Company had $6.8 million in unrestricted cash and cash equivalents and $10.78 million in restricted cash held in an escrow account. During the nine months ended June 30, 1996, the Company used $32.7 million in operating activities and an additional $13.3 million in the purchase of equipment and leasehold improvements. The Company believes that, based on a number of events occurring, the current sources of financing available to the Company will be sufficient to fund only the Company's operations through the end of its fiscal year; however, the Company will need additional funds for new product introduction, to increase production capacity and to pay suppliers through the end of the Company's current fiscal year. The Company will require additional funds during its first quarter in the next fiscal year or thereafter to finance its operations. The precise amount and timing of the Company's funding needs cannot be determined at this time, and will depend upon a number of factors, including the market demand for the Company's products, the progress of the Company's product development efforts, the availability of critical components, the Company's strategic alliances, if any, for the manufacture of its products, and the Company's inventory management. There can be no assurance that funds required by the Company in the future will be available on terms satisfactory to the Company. The inability to obtain needed funding on satisfactory terms would have a material adverse effect on the Company's business and financial results.

Restructuring.


        In the second quarter of fiscal 1996 the Company announced a restructuring plan to relocate its manufacturing capabilities from Singapore to Penang, Malaysia. The Company accrued $1.6 million for write-off of capital assets as well as $2.0 million for severance compensation and other benefits for the affected employees and for the closure of the Singapore facilities. The Company completed this restructuring plan during its third quarter. In the quarter ended June 30, 1996 the Company recorded a $1.9 million charge for restructuring costs associated with the consolidation and closure of several of its administrative support locations. The charge represented costs associated with the write-off of fixed assets as well as severance compensation and other benefits for the approximately 30 people affected by the restructuring. There can be no assurance that the goals of the restructuring will be accomplished.


Uncertainty of Market Acceptance of Products.



        The Company's future success will depend upon market acceptance of its new products and upon the Company's ability to establish its new products as industry standards. The Company introduced its EZ Flyer 230 in June 1996. The EZ Flyer 230 is a newly designed product for the Company with 230 megabyte capacity which has only been shipped in low volume, and the Company can not yet accurately assess the market acceptance the EZ Flyer 230 will achieve due to uncertainties regarding the market for the EZ Flyer 230 and the competition it will face. The Company is still continuing to refine the EZ Flyer 230 and there can be no assurance that the Company will not experience problems or delays as it attempts to manufacture and ship the EZ Flyer 230 in higher volumes.

        On August 7, 1996 the Company announced that it had commenced taking orders for its new 3 1/2 inch, 1.3 gigabyte SyJet system products which the Company intends to start limited shipping in September. Though the Company intends to ship product in September and begin volume production there can be no assurance that the Company will be able to introduce this new product successfully and in a timely manner or that the product will be accepted in the marketplace.

        The SyQuest technology is different from the most widely used data storage devices today (hard disk drives, floppy disk drives and CD-ROM drives). No new type of read/writable data storage device has achieved widespread market acceptance in recent years and there can be no assurance that the Company's new products will achieve widespread market acceptance. The extent to which the Company's new products achieve a significant market presence will depend upon a number of factors, including the price, performance and other characteristics of competing solutions introduced by other vendors, the timing of the introduction of such products, and the success of the Company in establishing OEM arrangements for the Company's new products. "See Risk Factors - Competition" and "Shortage of Critical Components; Absence of Supply Contracts; Dependence on Suppliers." There can be no assurance that the Company will be successful in satisfying any of these factors. In addition, the two formats of removable-media storage which have gained widespread market acceptance to date--floppy disk drives and CD-ROM drives--are both used by software manufacturers as a means of software distribution. The Company's products are not currently used for software distribution. The failure of the Company's new products to achieve widespread commercial acceptance would have a material adverse effect on the Company's business.

Introduction of EZ135 and EZ Flyer 230.

        The Company's EZ135 products accounted for 16% of the Company's sales in the last quarter of fiscal 1995, 42% in the first quarter of fiscal 1996, 46% in the second quarter of fiscal 1996 and 45% in the third quarter of fiscal 1996. The Company expects that sales of the EZ135 products will account for a less significant percentage of its sales for the balance of the 1996 fiscal year. The Company's EZ135 products commenced commercial shipment in September 1995. Although sales of EZ135 products contributed significantly to the Company's revenue during the last quarter of the 1995 fiscal year and the first half of fiscal year 1996, the Company lost money on the EZ135 due to design-related issues impacting the cost of manufacturing the product (which could not be corrected as the Company originally anticipated), and due to competitive pressures requiring the price to be lower than cost. The Company presently expects to cease selling the EZ135 during the fourth quarter of calendar 1996.

        The Company introduced its EZ Flyer 230 on June 3, 1996. Commercial shipments of the EZ Flyer 230 commenced on June 1, 1996. There can be no assurance that the EZ Flyer 230 will be accepted in the marketplace or achieve significant sales (see "Risk Factors-Uncertainty of Market Acceptance of Products") or that the Company will be able to sell the EZ230 at a price in excess of the cost of manufacturing the EZ230.

Risk of Losing Nasdaq Listing.


        As of June 30, 1996 the Company did not meet the continued listing requirements for the Nasdaq National Market. The Company did not meet the net tangible asset requirement or the capital and surplus requirement. The Company has been notified by Nasdaq that it will be delisted but is appealing this decision. The Company has been in discussions with the NASD concerning the steps it is taking to attempt to comply with the Nasdaq National Market and The Nasdaq Stock Market listing requirements. Should the Company not be successful in its discussions or in its appeal, it will be delisted from The Nasdaq Stock Market. Trading, if any, in the listed securities would thereafter be conducted on the Electronic Bulletin Board or in what is commonly referred to as the "pink sheets." As a result, an investor may find it difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities, and this would affect the Company's ability to raise additional capital.


Shortages of Critical Components; Absence of Supply Contracts;
Dependence on Suppliers.



        Many components incorporated in, or used in the manufacture of, the Company's products are currently only available from sole source suppliers.
Moreover, the Company has experienced difficulty in the past, and expects to continue to experience difficulty in the future, in obtaining a sufficient supply of many key components (due to the shortage of cash to pay suppliers and other reasons). During the fourth quarter of the 1995 fiscal year and the first quarter of the 1996 fiscal year, the Company experienced vendor-related component supply and quality problems which limited the Company's ability to fill its open customer backlog on the EZ135. During the 1996 fiscal year, the Company has experienced disruption in its supply of certain components (due to the shortage of cash to pay suppliers). In addition, the Company has been advised by certain sole source suppliers, including the manufacturers of critical components, that they will not supply any additional components, which in most circumstances will be resolved once SyQuest reduces its payables to such suppliers to below 90 days or negotiates appropriate terms to defer past due payments to such suppliers. Component shortages due to limited cash availability affected the Company's ability to produce EZ Flyer 230 products and limited the Company's ability to implement certain cost reduction and productivity improvement plans, and the Company expects that the shortage of components may limit production of its products for the foreseeable future.

        The Company purchases all of its sole and limited source components and equipment pursuant to purchase orders placed from time to time and has no guaranteed supply arrangements. The inability to obtain sufficient components and equipment, to obtain or develop alternative sources of supply at competitive prices and quality, or to avoid manufacturing delays could prevent the Company from producing sufficient quantities of its products to satisfy market demand, result in delays in product shipments, increase the Company's material or manufacturing costs, or cause an imbalance in the inventory level of certain components. Moreover, difficulties in obtaining sufficient components may cause the Company to modify the design of its products to use a more readily available component, and such design modifications may result in product performance problems. Any or all of these problems could in turn result in the loss of customers, provide an opportunity for competing products to achieve market acceptance and otherwise adversely effect the Company's business and financial results.

Competition.


        The data storage industry is highly competitive. The Company believes that its products compete most directly with other removable-media data storage devices, such as disk drives offered by Iomega Corporation and magneto optical disk drives. Although the Company believes that its products offer performance and certain other advantages over most other removable-media storage devices available today, the Company believes that the price/performance levels of existing removable-media products will improve and that other companies will introduce new removable-media storage devices. Accordingly, the Company believes its products will face increasingly intense competition. In particular, a consortium comprised of Compaq Computer, 3M, Insite and Matsushita-Kotobuki Electronics Industries Ltd. has announced and is selling the LS120, a high-capacity floptical drive that is compatible with conventional floppy disks. Each of Mitsubishi Electric Corp. and Mitsumi has also announced that it plans to manufacture a high capacity, floppy drive that is downward compatible with existing floppy diskettes. If successfully marketed, these drives would compete with the Company's EZ products. The Iomega Zip drive, a high capacity floppy disk drive, is a competitor to the SyQuest EZ 135 and EZ Flyer 230. The JAZ drive is Iomega's first removable hard drive and competes directly with SyQuest's products. In addition, to the extent that SyQuest drives are used for incremental primary storage capacity, they also compete with conventional hard disk drives. Also, the leading suppliers of conventional hard disk drives could at any time determine to enter the removable-media storage market.


        As new and competing removable-media storage solutions are introduced, it is possible that the first such solution to achieve a significant market presence will emerge as an industry standard and achieve a dominant market position. If such is the case, there can be no assurance that the Company's products would achieve significant market acceptance, particularly given the Company's size and market position vis-a-vis other competitors.

Technological Change and New Products.

        The Company operates in an industry that is subject to both rapid technological change and rapid change in consumer demands. For example, over the last 10 years the typical hard disk drive included in a new personal computer has increased in capacity from approximately 40 megabytes (MBs) to 1 gigabyte
(GB) or more, while the price of a hard disk drive has remained constant or even decreased. The Company's future success will depend in significant part on its ability to continually develop and introduce, in a timely manner, new removable disk drives products with improved features, and to develop and manufacture those new products within a cost structure that enables the Company to sell such products at lower prices than those of comparable products today. In addition the Company is dependent upon technological developments from other vendors for the components in its products (i.e., heads, semiconductor devices and media). The Company has recently introduced its EZ Flyer 230 which is targeted for sale to the Company's traditional customer base in the desktop publishing, prepress and service bureau segments. The SyJet 1.3 GB removable cartridge hard drive is targeted towards computer, audio and video OEMs, as well as retail and the Company's traditional customer base. The Company believes that this product will compete with the Iomega Jaz. There can be no assurance that the Company will be successful in developing, manufacturing and marketing new and enhanced products (including the EZ Flyer 230 and the SyJet 1.3 GB) that meet both the performance and price demands of the data storage market.


Dependence on Strategic Marketing Alliance.

        The Company's business strategy depends in significant part on establishing successful strategic alliances with a variety of key companies within the computer, audio and video industries. Among the types of alliances contemplated by the Company's business strategy are: OEM arrangements with personal computer, audio and video manufacturers that will include SyQuest products as a standard feature or factory-installed option in their personal computers; reseller arrangements (including private and co-branding arrangements) with major vendors of computer products covering the resale of the Company's products by such companies; and licensing arrangements under which the Company grants certain computer manufacturers on a royalty-bearing basis the right to manufacture and sell its drives or media. Moreover, the Company believes that establishing strategic alliances (especially OEM arrangements) is critical to the success of its business, and there can be no assurance that the Company will be successful in doing so. In addition, the Company's strategic alliances are generally not covered by binding contracts and may be subject to unilateral termination by the Company's strategic partners, and also may require the Company to share control over its manufacturing and marketing programs and technologies.

Reliance on Manufacturing Relationships.


        The Company plans to use independent parties to manufacture for the Company, a portion of the Company's components. The Company currently has manufacturing relationships with Nomai for cartridges and others for manufacture and subassembly of components, but the Company has filed a lawsuit against Nomai in France alleging copyright and patent infringement and is in arbitration with Nomai in the United States regarding royalty payments owed by Nomai under a previous arrangement. There can be no assurance that the Company will be successful in maintaining its relationships with Nomai or in establishing additional relationships in the future, or in managing such manufacturing relationships. The Company's manufacturing relationships are generally not covered by binding contracts and may be subject to unilateral termination by the Company's manufacturing partner. Moreover, there can be no assurance that third-party manufacturers will be able to meet the Company's quantity or quality requirements for manufactured products.


Quarterly Fluctuations in Operating Results.

        The Company has experienced and in the future may continue to experience significant fluctuations in its quarterly operating results. Factors such as price reductions, the introduction and market acceptance of new products, product returns, the availability of critical components and the lower gross margins associated with the Company's newly introduced products could contribute to this quarterly variability. Moreover, the Company's expense levels are based in part on expectations of future sales levels, and a shortfall in expected sales could therefore result in a disproportionate decrease in the Company's results of operations. As a result of these and other factors, it is likely that the Company's operating results in some future period will be below the expectations of investors, which would be likely to result in a significant reduction in the market price of the Common Stock.

Dependence on Proprietary Technology.


        The Company's success is heavily dependent upon the establishment and maintenance of proprietary technologies. The Company relies on a combination of patent, copyright and trade secret law to protect the technology in its drives and cartridges. Although the Company has filed over 136 U.S. and foreign patent applications relating to its drives and hard disk cartridges, more than 64 patents have been issued but there can be no assurance that additional patents will issue in the future. There can be no assurance that the steps taken by the Company to protect its technology will be adequate to prevent misappropriation of its technology by third parties, or that third parties will not be able to independently develop similar technology. In particular, the Company's sales have been and will continue to be materially adversely affected when parties develop cartridges compatible with the Company's disk drives. Moreover, because the Company's cartridges have historically had higher gross margins than the relevant drives, the Company's results of operations have been and will continue to be disproportionately affected by any such sales shortfall.

        From time to time the Company receives notices alleging that the Company's products infringe third party proprietary rights. A third party has recently notified the Company that it believes the Company infringes on six of its U.S. patents. It is the Company's belief that the claims are without merit or that the infringement claims relate to component parts purchased from vendors. The Company also believes that in the event the third party prevails on its claims, the Company will be indemnified by its vendor for any liability arising from the alleged infringements and that this matter will not have a material effect upon its financial condition or results of operations.


        Patent and similar litigation frequently is complex and expensive and its outcome can be difficult to predict. There can be no assurance that the Company will prevail in any proceedings that may be commenced against the Company. In addition, certain technology used in the Company's products is licensed from third parties. The termination of any such license arrangements could have a material adverse effect on the Company's business and financial results.

International Operations.

        International sales generated a significant portion of the Company's revenues in fiscal year 1995 and to date in fiscal year 1996 and the Company expects international sales to continue to comprise a significant percentage of its total sales in the future. The international portion of the Company's business is subject to a number of inherent risks, including difficulties in building and managing foreign operations and foreign reseller networks, the differing product needs of foreign customers, fluctuations in the value of foreign currencies, import-export duties and quotas, and unexpected regulatory, economic or political changes in foreign markets. Moreover, the Company relies on foreign companies for the supply of certain critical components and is increasingly relying on foreign companies for the manufacture of certain of its products and these relationships may be subject to some of the same risks affecting its international sales. There can be no assurance that these factors will not adversely affect the Company's international sales or its overall financial performance.

        The Company's international sales are predominantly denominated in U.S. dollars. Accordingly, a significant increase in the valuation of the U.S. dollar and the resultant increase in the price of the Company's foreign currency priced products could have a negative effect on the Company's sales.

Management Changes; Dependence On Key Personnel.


        The Chairman of the Board, the President and Chief Executive Officer, the Chief Financial Officer, the Executive Vice President-Sales, the Chief Technical Officer and the Executive Vice President-Operations, have all just recently joined the Company. Syed Iftikar, the

Company's former Chairman of the Board, President and Chief Executive Officer, ceased to be an officer of the Company on June 13, 1996 and resigned as a director on August 15, 1996.

        The Company's success will depend in large part upon the capabilities of the new management team. The inability of such individuals to become familiar with the wide spread operations of the Company and its subsidiaries and turn around the financial situation of the Company could have a material adverse effect on the Company. The Company's success will also depend in significant part upon its ability to attract and retain highly-skilled management and other personnel. Competition for such personnel in the computer industry is intense, and the Company has from time to time experienced difficulty in finding sufficient numbers of qualified professional and production personnel. The Company has had a number of other executive officers leave the Company over the last six months. There can be no assurance that the Company will be successful in attracting and retaining the quantity and quality of personnel that it needs.


Supplier Workouts.


As a result of the Company's current cash position, the Company is in the process of working out certain repayment terms with certain of its suppliers. The Company and its subsidiaries are negotiating agreements with suppliers pursuant to which shares of Common Stock could be issued to the suppliers (which shares will be required to be registered for resale). On July 15, 1996 the Company issued a 6% Convertible Subordinated Debenture to one of its suppliers pursuant to which up to 400,000 shares of Common Stock could be issued to such supplier at a conversion price of $6.9375 per share. See "Plan of Distribution."


        SyQuest has also been negotiating with other suppliers to extend the payment dates on the amounts owing to the suppliers. If a supplier does not agree to extend the date of payment the supplier may bring legal action to collect on the receivable. Certain suppliers may also choose to not continue to do business with SyQuest due to the delays in receiving payment in the amounts due.

Preferred Stock Financing.


        On June 14, 1996, the Company issued 20,000 shares of its Preferred Stock for aggregate net proceeds (after payment of finders' fees but before payment of legal expenses and other costs incurred in the placement) to the Company of approximately $19,000,000. The Preferred Stock bears cumulative dividends at the rate of 7% per year and is convertible into SyQuest Common Stock at a conversion price equal to the lesser of (i) seventy-seven percent (77%) of the average market price of SyQuest Common Stock for the five consecutive trading days ending one day prior to the date of the Conversion Notice or (ii) $11.00. The conversion prices will be adjusted if the Registration Statement registering the underlying Common Stock is not declared effective by the Commission by September 3, 1996 based on a three percentage point reduction in the adjusting conversion percentage and a three percent reduction in the fixed conversion price for each month thereafter for which the Registration Statement is not declared effective. The conversion price as of August 26, 1996 was $4.754596 per share. The conversion price for the Preferred Stock is also similarly adjusted for each month that the Registration Statement is not current or during which a stop order has been issued.

        The Company must redeem the Preferred Stock by May 31, 1999 with cash (or at the Company's option with stock subject to limits on the number of shares issuable in lieu of cash). The Company must redeem the Preferred Stock at 130% of its original sales price if the Company's Common Stock ceases to be a Nasdaq National Market security or ceases to be reported on Nasdaq SmallCap or the Nasdaq Electronic Bulletin Board. The Company has optional redemption rights under certain circumstances with payment of certain premiums.

        The Company may not issue more than 2,291,891 shares of Common Stock upon conversion of the Preferred unless the Company's stockholders approve the issuance of additional shares. In the event the Preferred stockholders desire to convert the Preferred Stock into Common Stock and the share limit precludes a full conversion, the Company is required to redeem the remaining Preferred at 130% of the original Preferred sales price unless more than $10,000,000 in Preferred Stock is to be redeemed as a result of this limit in which event the redemption price is 110% of the sales price. The Company has scheduled a Special Meeting of Stockholders on September 26, 1996 to obtain stockholder approval of the issuance of more than 2,291,891 shares of Common Stock to the holders of Preferred Stock. There can be no assurances that such approval will be obtained.

        There can be no assurances that the Company will not be required to issue significant amounts of its Common Stock upon conversion of the Preferred Stock or be required to redeem shares of stock for which it has limited cash to accomplish. The conversion price as of August 26, 1996 would, but for the limitation, require the issuance of 4,206,456 shares of Common Stock.

        See "Changes - Preferred Stock" for further information concerning the Company's Preferred Stock.


Volatility of Stock Price; Shares Available for Future Sale;
Absence of Dividends.

        The market prices for high technology companies including the securities of SyQuest, have been volatile. Announcements of technological innovations or new products by SyQuest or its competitors, as well as period-to-period fluctuations in revenues and financial results, may have a significant impact on the market price of the Company's Common Stock. The Company has not paid any cash dividends since its inception, and it does not anticipate paying cash dividends in the foreseeable future.


        The Company's Common Stock has recently experienced substantial levels of short selling, which has also affected the volatility of the market price of the Company's Common Stock. Factors such as announcements of new products by the Company or its competitors, variations in the Company's quarterly operating results, continued high levels of short selling of the Common Stock, or general economic or stock market conditions unrelated to the Company's operating performance may have a significant impact on the market price of the Common Stock. In addition, the Company believes that electronic bulletin board postings regarding the Company on America Online and other similar services, certain of which have in the past contained false information about Company developments, have in the past and may in the future contribute to volatility in the market price of the Common Stock. Any information concerning the Company, including without limitation projections of future operating results, appearing in such on-line bulletin boards or otherwise emanating from a source other than the Company should not be relied upon as having been supplied or endorsed by the Company.

        As of June 30, 1996, the Company had approximately 11,509,508 shares of Common Stock outstanding. As of August 26, 1996, the Preferred Stock was convertible into 4,206,456 shares of Common Stock, subject to adjustment based upon adjustments in the conversion price (and limited to 2,291,891 shares as a result of the terms of the Preferred Stock currently in effect). (See "Risk Factors - Preferred Stock Financing" above.) As of July 15, 1996 the Company had issued the Debenture pursuant to which the Company may issue up to an additional 400,000 shares of Common Stock upon the conversion of up to $2,775,000 of the Debenture. As of June 30, 1996 the Company also has options outstanding to purchase approximately 3,187,244 shares of Common Stock. Pursuant to this Registration Statement, the Company is registering for resale 2,691,891 shares issuable upon conversion of the Preferred Stock and the Debenture. These shares may be sold into the public securities markets after this Registration Statement becomes effective. Future sales of Common Stock in the public securities markets may cause substantial fluctuations (including substantial price reductions) in the price of the Company's Common Stock over short time periods. Additionally, the price of the Company's Common Stock will be sensitive to the performance and prospects of the Company and other factors.




Certain Marketing and Sales Risks.

        As is common practice in its industry, the Company's arrangements with its customers generally allow customers, in the event of a price decrease, credit equal to the difference between the price originally paid and the new decreased price on units in the customers' inventories on the date of the price decrease. When a price decrease is anticipated, the Company establishes reserves for amounts estimated to be reimbursed to qualifying customers. There can be no assurance that these reserves will be sufficient or that any future returns or price protection charges will not have a material adverse effect on the Company's results of operations, particularly because future results will be heavily dependent on recently introduced products for which the Company has little or no operating history. In addition, customers generally have the right to return excess inventory within specified time periods. Any build up of inventory at the Company or in its distribution channels that does not sell through to end users could have a material adverse effect on the Company's operating results and financial condition.

        As is typical in the industry, from time to time the Company experiences product defects and product returns. There can be no assurance that the Company will not experience quality or reliability problems in the future which have an adverse effect on the Company's business or financial results.


        The Company markets its products primarily through computer product distributors and retailers. Distribution channels for personal computers and accessories have been characterized by rapid change, including consolidation and financial difficulties of distributors. The loss or ineffectiveness of any of the Company's major distributors could have a material adverse effect on the Company's results of operations. In addition, since the Company grants credit to its customers, a substantial portion of outstanding accounts receivable are due from computer product distributors and certain large retailers. At June 30, 1996, the customers with the three highest outstanding accounts receivable balances totaled $5.48 million, or 18.54%, of gross accounts receivable. If any one or a group of these customers' receivable balances should be deemed uncollectible, it would have a material adverse effect on the Company's results of operations and financial condition.


Class Action and Shareholder Derivative Lawsuits.


        The Company has been named as a defendant in three putative class action lawsuits. Two of the actions, Ravens, et al. v. Iftikar, et al. (filed April 2,
1996) and  Bellezza,  et al. v.  Iftikar,  et al. (filed May 24, 1996) have been brought in the United States District Court for the Northern District of California and have been assigned to the Honorable Vaughn Walker (collectively, the "Federal Lawsuit"). Certain current and former officers and directors also have been named as defendants in the Federal Lawsuit. Plaintiffs have petitioned the Court to consolidate the foregoing complaints into one consolidated action. That request, as well as other procedural matters which arose during a July 18,1996 case management conference, is under consideration. The plaintiffs in the Federal Lawsuit purport to represent a class of all persons who purchased the Company's Common Stock between October 21,1994 and February 1, 1996. The Federal Lawsuit alleges that the defendants violated the federal securities laws through material misrepresentations and omissions. The purported class action entitled Gary S. Kaufman v. SyQuest Technology Inc., et al. was filed on March 25, 1996 in the Superior Court of the State of California for the County of Alameda (the "State Lawsuit"). Certain current and former executive officers and directors of the Company are also named as defendants in the lawsuit. The plaintiffs in the State Lawsuit purport to represent a class of all persons who purchased the Company's Common Stock between May 2, 1995 and February 2, 1996. The complaint in the State Lawsuit alleges that defendants violated various California laws and statutes through material misrepresentations and omissions.

        On May 14, 1996, the Company was served with a shareholder's derivative action filed in Alameda County, California, Superior Court entitled John Nitti, et al. v. Syed Iftikar, et al. On July 22,1996 plaintiffs filed an amended complaint. The action seeks to recover unspecified damages and punitive damages on behalf of the Company from current and former officers and directors of the Company for alleged breach of fiduciary duty, unjust enrichment and waste of corporate assets. The Company is a nominal defendant in the action. The complaint alleges that the officers and directors issued false and misleading information and sold shares of the Company's stock at artificially inflated prices. The allegations are essentially the same as those in the putative class actions.


        While the Company intends to defend the lawsuits, there can be no assurance as to what financial impact the pending litigation may have on the Company.

                                 USE OF PROCEEDS


        The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders in the offering. However, when shares of Common Stock are issued upon conversion of the Debenture, certain of the Company's indebtedness will be canceled. See "Selling Stockholders."


                                     CHANGES


Preferred Stock.

        On June 14, 1996 the Company issued 20,000 shares of its Preferred Stock at a price of $1,000 per share. The rights, preferences and privileges of the Preferred Stock are set forth in a Certificate of Designations, Preferences and Rights as filed with the Delaware Secretary of State and are summarized below:


        Dividends. 7% cumulative payable quarterly in cash (or, at Company's option, stock, except when the number of shares to be issued would cause the holders of the Preferred Stock to beneficially own a number of shares of Common Stock in excess of certain numeric limits).

        Conversion. Convertible into Common Stock commencing August 28, 1996 at a conversion price which is the lesser of $11 or 77% of the average market price of the Common Stock on the five trading days prior to the conversion, as such amount may be adjusted. The Preferred Stock cannot be converted if the converting holder and its respective affiliates would beneficially own more than 4.9% of the Common Stock at the time of conversion (excluding from the calculation shares of Common Stock issuable upon conversion of the Preferred Stock). If a registration statement registering the resale of the Common Stock is not effective by September 3, 1996, the $11.00 per share amount decreases and the 23% discount increases (and therefore the 77% factor decreases) at the rate of three percentage points (or three percent with respect to the fixed conversion price) per month of delay.

        If the Common Stock is trading below $5 when the Preferred Stock converts, the Company can redeem that Preferred Stock at 130% of the original purchase price, except that the redemption price is reduced to 110% of the original purchase price to the extent that the original purchase price of the amount of Preferred Stock being redeemed (plus one half the amount previously converted by the holders) exceeds $10 million.

        The Company can force conversion after one year after the registration statement becomes effective, so long as the Common Stock is still listed a Nasdaq National Market security or is reported on the Nasdaq SmallCap Market or Electronic Bulletin Board, and subject to the 4.9% limit on the Preferred holders beneficially owning shares of the Common.

        Merger. The Preferred Stock is entitled to receive its share of the merger price if the Company merges, on an as converted basis. The Company must give 75 days notice of merger or reclassification.


        Nonvoting. The Preferred Stock is nonvoting, except as required by operation of law.


        Redemption. The Company must redeem (at 100% of original purchase price plus all accrued but unpaid dividends) all Preferred Stock remaining outstanding on May 31, 1999 with cash or (at Company's option) Common Stock. If Common Stock is to be issued, the redemption would be based on the market price of the Common Stock for the five trading days before May 31, 1999. The Company must redeem the Preferred Stock at 130% of original price if the Common Stock is not listed a Nasdaq National Market security or is not reported on the Nasdaq SmallCap Market or Electronic Bulletin Board (or New York Stock Exchange or the American Stock Exchange). The Company may redeem any or all Preferred Stock at 130% of the original purchase price with 20 days prior notice if the average market price of the Common Stock for five trading days is less than $14. The Company may redeem any or all of the Preferred Stock under certain limited circumstances if the market price for the last five trading days is above $14 for that market price multiplied by the number of the Common shares into which the Preferred Stock being redeemed is then convertible. For example, to redeem $1,000,000 worth of Preferred Stock when the market price is at $20, the Company would have to pay $1,818,181.80 plus unpaid dividends ($1,000,000 divided by the maximum conversion price of $11 times $20).

        Under no circumstances may more than 2,291,891 shares of Common Stock be issued on conversion of the Preferred Stock or for dividends, unless the Company's stockholders vote to increase that number and that vote does not violate the Nasdaq National Market rule concerning below market value financings. If the Preferred Stock holders attempt a conversion which would exceed the limit, the Company must redeem all Preferred Stock remaining at 130% of original purchase price, except it is 110% to the extent more than half of all of the Preferred Stock ($10 million worth) is redeemed under this provision. The Company has scheduled a Special Meeting of Stockholders for September 26, 1996 to solicit approval to issue more than such limit upon conversion of the Preferred Stock.

        Liquidation Preference. In liquidation, the Preferred Stock receives $1,000 per share of Preferred Stock, plus dividends, before the holders of Common Stock receive any cash or assets on liquidation.

        Other Preferred. The Company may issue preferred stock to others with equal or inferior liquidation preference.


        Vote to Amend Preferred. Two-thirds of the outstanding shares of Preferred Stock must approve any amendment.

EZ135 Price Reduction.

        On June 13, 1996 the Company reduced the suggested retail price on its EZ135 drive to $119.95 from a suggested retail price of $199 for the SCSI configuration and $229 for the Parallel Port configuration. The Company incurred certain costs as a result of this pricing action, which were reflected in the Company's results for the quarter ended June 30, 1996.

Debenture Issuance

        On July 15, 1996 the Company issued the Debenture to one of its suppliers in the aggregate amount $7,678,578.65 (subject to adjustment in amount), of which $2,775,000 in the principal amount is convertible into Common Stock at a price of $6.9375 per share, for a maximum of 400,000 shares of Common Stock issuable upon conversion of the Debenture. The Debenture holder was given registration rights for the shares of Common Stock issuable upon conversion of the Debenture.

Special Meeting of Stockholders

        The Company has scheduled a Special Meeting of Stockholders for September 26, 1996. The matters to be considered by the stockholders at the Special Meeting are (i) to approve an amendment to the Company's Certificate of Incorporation to increase the number of authorized shares of the Company's Common Stock from 20,000,000 to 60,000,000; (ii) to approve the issuance of more than 2,291,891 shares of Common Stock to the holders of the Company's Preferred Stock; (iii) to approve an amendment to the Company's 1991 Stock Option Plan to increase the number of shares issuable to 6,000,000 shares; (iv) to approve an amendment to the Company's 1992 Non-Employee Director Stock Option Plan to increase the number of shares issuable under the Plan to 500,000 shares and (v) to approve an amendment to the 1992 Non-Employee Director Stock Option Plan to increase the number of shares subject to options to be granted annually to each outside director to 10,000 shares and to approve a one-time grant of options to purchase 30,000 shares to each new outside director at the time he or she becomes a member of the Board (with such 30,000 share option also to be granted to each current outside director).

                              SELLING STOCKHOLDERS


        The following table sets forth the names of the Selling Stockholders, the number of shares of Common Stock owned beneficially by each of the Selling Stockholders as of August 26, 1996, and the number of shares which may be offered for resale pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholders. Because the Selling
Stockholders may offer all, some or none of their Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of Common Stock offered under this Prospectus will be sold.



                            Shares Beneficially              Shares Beneficially
                              Owned Prior to                     Owned After
                                Offering(1)(2)                   Offering(3)
                            -------------------              -------------------
                                                   Shares
       Name                      Number         Being Offered       Number
       ----                    ---------        -------------       ------
GFL Performance Fund Ltd.(4)   1,145,945          1,145,945           0

GFL Advantage Fund Ltd. (4)      572,973            572,973           0

GFL Portfolio B(4)               572,973            572,973           0


WISRS (Malaysia) SND.BHD(5)      400,000            400,000           0


- ---------------------

 (1) Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) As required by regulations of the Securities and Exchange Commission, the number of shares in the table includes shares which can be purchased within 60 days after the date of this table.

(3)      Assumes the sale of all shares offered hereby.


(4) The Selling Stockholder holds shares of Preferred Stock of the Company which are convertible into shares of Common Stock. The number of shares included within the table is based on a conversion price of $4.754596 per share (which was the conversion price on August 26, 1996) and has been reduced on a pro rata basis to reflect the limit on the number of shares into which the Preferred Stock may be converted. The conversion price is adjustable and the number of shares beneficially owned by the stockholder will vary based upon the changes in the conversion price. See "Risk Factors -- Preferred Stock Financing" and "Changes - Preferred Stock."

(5) The listed Selling Stockholder has the right to convert the Debenture into 400,000 shares of Common Stock at a conversion price of $6.9375 per share. See "Changes - Debenture Issuance."

                              PLAN OF DISTRIBUTION


        The Company is registering the shares of Common Stock offered by the Selling Stockholders hereunder pursuant to contractual registration rights contained in a registration rights agreement entered into as of May 31, 1996, with the holders of the Preferred Stock and a registration rights agreement entered into as of July 15, 1996 with the holder of the Debenture.


        The shares of Common Stock offered hereunder may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise at prices and on terms then prevailing or related to the then current market price, or in negotiated transactions. The shares of Common Stock may be sold to or through one or more broker-dealers, acting as agent or principal in underwriting offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

        In connection with any transaction involving the Common Stock, broker-dealers or others may receive from the Selling Stockholders, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. Broker-dealers and any other persons participating in a distribution of the Common Stock may be deemed to be "underwriters' within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

        Any or all of the sales or other transactions involving the Common Stock described above, whether effected by the Selling Stockholders, any broker dealer or others, may be made pursuant to this Prospectus. In addition, any shares of Common Stock that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus.

        In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, shares of Common Stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with under applicable state securities laws.

        The Company and the Selling Stockholders have agreed, and hereafter may further agree, to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Common Stock, including liabilities arising under the Act.

                                  LEGAL MATTERS

        The validity of the Common Stock offered hereby will be passed upon for the Company by Jackson Tufts Cole & Black, LLP, San Francisco, California.

                                     EXPERTS

        The consolidated financial statements of SyQuest Technology, Inc. appearing in the SyQuest Technology, Inc. Annual Report (Form 10-K, as amended by Form 10-K/A) for the fiscal year ended September 30, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.


     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates except for the registration fee.


         Registration fee                                  $ 6,785.42
         Blue sky qualification fees and expenses            2,500.00
         Printing and engraving expenses                     1,000.00
         Legal fees and expenses                            25,000.00
         Accounting fees and expenses                       30,000.00
         Miscellaneous                                       2,500.00
                                                            ---------

         Total                                             $67,785.42




Item 15. Indemnification of Officers and Directors.


     The Company has the power, pursuant to Section 102(7) of the Delaware General Corporation Law, to limit the liability of directors of the Company for certain breaches of fiduciary duty and, pursuant to Section 145 of the Delaware General Corporation Law, to indemnify its officers and directors and other persons for certain acts.

     The Company's Restated Certificate of Incorporation includes the following provisions:

              The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permissible under Delaware law as the same exists or as may hereafter be amended. Neither any amendment nor repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article, shall eliminate or reduce the effect of this
         Article  in  respect  of any  matter  occurring,  or any  cause of action, suit or claim that, but for this Article would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

              The corporation is authorized to provide indemnification of officers, directors, employees or agents of the corporation for breach of duty to the corporation and its stockholders through By-law provisions or through agreements with such officers, directors, employees or agents, or both, in excess of the indemnification otherwise permitted by Section 145 of the Delaware General Corporation Law, subject to the limits on such excess indemnification set forth in Section 102(b)(7) of the Delaware General Corporation Law.

     Pursuant to Section 145 of the Delaware General Corporation Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of a corporation, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

     The Company believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for any transaction from which the director derived an improper personal benefit or for any willful or negligent payment of any unlawful dividend or any unlawful stock purchase agreement or redemption.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act.

     Article VI of the Company's Bylaws provides that the Company, by action of the Board of Directors, shall, to the fullest extent permitted by the General Corporation Law of Delaware, indemnify any and all persons who it shall have power to indemnify against any and all of the expenses, liabilities or other matters.

     The Company has entered into indemnification agreements with each of its directors and executive officers which provide for mandatory indemnification and advancement of legal expenses so long as the individual is entitled to indemnification as determined in the manner provided in the agreement. The burden is on the Company to establish the individual is not so entitled.

     The Company has purchased and maintains an insurance policy covering the officers and directors of the Company with respect to certain liabilities arising under the Act or otherwise. Under the Registration Rights Agreements the Selling Stockholders may be obligated to indemnify the Company and its directors and officers under certain circumstances for liabilities under the Act.

Item 16. Exhibits.


              (a)     Exhibits.



          Exhibit
           Number     Description of Document
          -------     -----------------------
             5.1      Opinion of Jackson Tufts Cole & Black, LLP.
            10.1      Securities Purchase  Agreement dated as of May 31, 1996 by and among Registrant and holders of Preferred Stock.(1)
            10.2      Registration  Rights  Agreement  dated as of May 31, 1996
                      among  Registrant  and holders of Preferred Stock.(1)
            10.3      6% Convertible Subordinated Debenture dated July 15, 1996.
            10.4      Registration   Agreement   dated   July  15,   1996  among
                      Registrant and WISRs (Malaysia) SDN.BHD.


- ----------------------
(1) Incorporated by reference from Form 8-K dated as of June 14, 1996.

          Exhibit
           Number     Description of Document
          -------     -----------------------
            23.1      Consent of Ernst & Young LLP, independent auditors.
            23.2      Consent of Jackson Tufts Cole & Black, LLP.  Reference is
                      made to Exhibit 5.1
            24.1      Power of Attorney.*


- --------------------

*Previously filed

Item 17. Undertakings.



        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to provisions described in Item 15, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Company hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Act;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        Provided however, that paragraphs (1) and (1)(ii) do not apply if the information required or to be included in a post effective amendment by these paragraphs is contained in periodic reports filed by the Company pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in this Registration Statement.

        (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4) That, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe it meets all the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on the 28th day of August, 1996.



                            SYQUEST TECHNOLOGY, INC.

                             By: /s/ Edwin L. Harper
                                -------------------------------------------
                                     Edwin L. Harper,
                                     President and Chief Executive Officer
                                     (Principal Executive Officer)

                                   SIGNATURES





        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


         Signature                   Title                          Date
         ---------                   -----                          ----


/s/ Edwin L. Harper         President, Chief Executive Officer   August 28, 1996
- --------------------------  and Director
Edwin L. Harper             (Principal Executive Officer)

/s/ John W. Luhtala         Senior Vice President, Finance       August 28, 1996
- --------------------------  and Chief Financial Officer
John W. Luhtala             (Principal Financial and
                             Accounting Officer)

/s/ Edward L. Marinaro**    Chairman of the Board and            August 28, 1996
- --------------------------  Director
Edward L. Marinaro

                            Director                             _________, 1996
- --------------------------
C. Richard Kramlich

/s/ David I. Caplan**       Director                             August 28, 1996
- --------------------------
David I. Caplan


/s/ John W. Luhtala
- --------------------------
**By John W. Luhtala his attorney in fact

                                INDEX TO EXHIBITS


EXHIBIT                                                              SEQUENTIAL
NUMBER                             DESCRIPTION                        PAGE NO.
- -------                            -----------                       ----------

  5.1   Opinion of Jackson Tufts Cole & Black, LLP                      27
 10.3   Securities Purchase Agreement                                   28
 10.4   Registration Rights Agreement                                   41
 23.1   Consent of Ernst & Young LLP, independent auditors              48
 23.2   Consent of Jackson Tufts Cole & Black, LLP. Reference           27
        is made to Exhibit 5.1
- --------------------------------------------------------------------------------